Exhibit 99.1

Autohome Inc. Announces Unaudited First Quarter 2022 Financial Results

BEIJING, May 24, 2022 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights1

•	Net Revenues in the first quarter of 2022 were RMB1,471.3 million (US$232.1 million), compared to RMB1,841.6 million in the corresponding period of 2021.

•

Net Income attributable to Autohome Inc. in the first quarter of 2022 was RMB318.2 million (US$50.2 million), compared to RMB704.3 million in the corresponding period of 2021 and net income attributable to ordinary shareholders in the first quarter of 2022 was RMB307.5 million (US$48.5 million), compared to RMB633.8 million in the corresponding period of 2021.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in the first quarter of 2022 was RMB437.5 million (US$69.0 million), compared to RMB735.1 million in the corresponding period of 2021.

•	Share Repurchase: As of May 20, 2022, the Company has repurchased 1,574,674 American depositary shares (“ADSs”) for a total cost of approximately US$43.9 million.

•	New CFO Appointment: On May 6, 2022, the Board of Directors appointed Mr. Craig Yan Zeng as Chief Financial Officer of Autohome, effective on the same day.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “Since the beginning of this year, the resurgence of COVID-19 pandemic in multiple cities of China has impacted most industries including the automobile industry. Despite the challenging macro environment, Autohome reported a solid first quarter with revenues totaling RMB1.47 billion, which exceeded the market expectation, and maintained good profitability and high margin level. We believe our steady financial performance and strong cash flow could support Autohome to navigate through market uncertainties and focus on long-term development. Meanwhile, a healthy balance sheet and ample cash reserves allow us to continue to implement our share repurchase program and dividend policy. During this quarter, we significantly enhanced our content offerings with a greater variety of video and live streaming content and upgraded our new energy vehicle (“NEV”) platform with a refreshed layout and user-friendly functionalities. These initiatives have successfully strengthened Autohome’s content ecosystem while delivering a better user experience and have already gained substantial traction. In March 2022, our aggregated average daily active users grew by 7.5% year-over-year to 45.21 million, according to QuestMobile, further solidifying our leadership position in the auto media sector. In addition, revenues from NEV brands soared by 156.1% in the first quarter of 2022 compared to the same period last year. We are also encouraged by the sustained growth momentum in the number of our dealer customers who have adopt an increasingly variety of our data products. Supported by our strong network effect, innovation capabilities and visionary management team, we believe these advancements will further strengthen our eco-platform and empower us to capture new opportunities in the years to come.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.3393 on March 31, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

“Furthermore, we are thrilled to welcome Mr. Craig Yan Zeng to Autohome as our Chief Financial Officer. Mr. Zeng has over 20 years’ experience in the capital markets and has held various senior management positions at both US-listed and HK-listed companies, including LexinFintech, Hop Hing Group Holdings, VanceInfo Technologies, as well as General Electric in the U.S. We believe his extensive experience, skills and leadership will be valuable asset to the Company and help Autohome achieve the next stage of growth.” concluded Mr. Long.

Mr. Zeng, Chief Financial Officer of Autohome, added, “I am pleased to join Autohome’s senior management team and look forward to contributing to the Company’s long-term development. For the first quarter of 2022, we delivered better-than-expected results. The year-over-year revenue growth rate for our NEV brands and used car business both outperformed the market, demonstrating our value proposition and industry demand for our innovative products. Looking ahead, we will continue to focus on long-term business development and invest strategically to remain at the forefront of innovation while maintaining a high-quality growth standard. With the solid foundation we have built, our strong balance sheet and ample cash reserves, we believe we are well-positioned to achieve sustainable growth and deliver long-term value to our shareholders.”

Unaudited First Quarter 2022 Financial Results

Net Revenues

Net revenues in the first quarter of 2022 were RMB1,471.3 million (US$232.1 million), compared to RMB1,841.6 million in the corresponding period of 2021.

•

Media services revenues were RMB266.8 million (US$42.1 million), compared to RMB604.8 million in the corresponding period of 2021. The decline was attributable to the decrease in average revenue per automaker advertiser, which was primarily due to the ongoing chip shortage as well as the impact of the COVID-19 pandemic on certain cities in China in 2022.

•	Leads generation services revenues were RMB708.2 million (US$111.7 million), compared to RMB697.6 million in the corresponding period of 2021.

•

Online marketplace and others revenues were RMB496.3 million (US$78.3 million), compared to RMB539.1 million in the corresponding period of 2021. The decrease was primarily attributable to the impact of the COVID-19 pandemic on certain cities in China in 2022.

Cost of Revenues

Cost of revenues was RMB255.0 million (US$40.2 million) in the first quarter of 2022, compared to RMB243.1 million in the corresponding period of 2021. Share-based compensation expense included in cost of revenues in the first quarter of 2022 was RMB3.5 million (US$0.5 million), compared to RMB6.8 million in the corresponding period of 2021.

Operating Expenses

Operating expenses were RMB1,084.1 million (US$171.0 million) in the first quarter of 2022, compared to RMB1,115.8 million in the corresponding period of 2021.

•

Sales and marketing expenses were RMB592.3 million (US$93.4 million) in the first quarter of 2022, compared to RMB682.6 million in the corresponding period of 2021, primarily due to the decrease in promotional spending. Share-based compensation expense included in sales and marketing expenses in the first quarter of 2022 was RMB8.4 million (US$1.3 million), compared to RMB11.1 million in the corresponding period of 2021.

•

General and administrative expenses were RMB136.6 million (US$21.5 million) in the first quarter of 2022, compared to RMB128.6 million in the corresponding period of 2021. Share-based compensation expense included in general and administrative expenses in the first quarter of 2022 was RMB16.1 million (US$2.5 million), compared to RMB7.6 million in the corresponding period of 2021.

•

Product development expenses were RMB355.2 million (US$56.0 million) in the first quarter of 2022, compared to RMB304.6 million in the corresponding period of 2021. The increase was primarily attributable to higher investment in research and development activities for digital products. Share-based compensation expense included in product development expenses in the first quarter of 2022 was RMB12.9 million (US$2.0 million), compared to RMB28.3 million in the corresponding period of 2021.

Operating Profit

Operating profit was RMB241.2 million (US$38.1 million) in the first quarter of 2022, compared to RMB566.6 million in the corresponding period of 2021.

Income Tax Expense

There was an income tax expense of RMB8.0 million (US$1.3 million) in the first quarter of 2022, compared to income tax expense of RMB65.0 million in the corresponding period of 2021. The decrease was primarily attributable to a preferential rate of 5% for withholding tax on cash dividends which was obtained in 2022.

Net Income attributable to Autohome Inc.

Net income attributable to Autohome Inc. was RMB318.2 million (US$50.2 million) in the first quarter of 2022, compared to RMB704.3 million in the corresponding period of 2021.

Net Income attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB307.5 million (US$48.5 million) in the first quarter of 2022, compared to RMB633.8 million in the corresponding period of 2021. Basic and diluted earnings per share (“EPS”) were RMB0.61 (US$0.10) and RMB0.61 (US$0.10), respectively, in the first quarter of 2022, as compared to basic and diluted EPS of RMB1.31 and RMB1.31, respectively, in the corresponding period of 2021. Basic and diluted earnings per ADS were RMB2.44 (US$0.38) and RMB2.44 (US$0.38), respectively, in the first quarter of 2022 as compared to basic and diluted earnings per ADS of RMB5.24 and RMB5.22, respectively, in the corresponding period of 2021.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP Earnings per Share/ADS

Adjusted net income attributable to Autohome Inc. (Non-GAAP) was RMB437.5 million (US$69.0 million) in the first quarter of 2022, compared to RMB735.1 million in the corresponding period of 2021. Non-GAAP basic and diluted EPS were RMB0.87 (US$0.14) and RMB0.87 (US$0.14), respectively, in the first quarter of 2022 as compared to non-GAAP basic and diluted EPS of RMB1.52 and RMB1.51, respectively, in the corresponding period of 2021. Non-GAAP basic and diluted earnings per ADS were RMB3.47 (US$0.55) and RMB3.47 (US$0.55), respectively, in the first quarter of 2022, compared to non-GAAP basic and diluted earnings per ADS of RMB6.08 and RMB6.06, respectively, in the corresponding period of 2021.

Balance Sheet and Cash Flow

As of March 31, 2022, the Company had cash and cash equivalents and short-term investments of RMB20.27 billion (US$3,197.3 million). Net cash provided by operating activities in the first quarter of 2022 was RMB496.2 million (US$78.3 million).

Employees

The Company had 5,715 employees as of March 31, 2022, including 2,179 employees from TTP Car, Inc. (“TTP”).

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 24, 2022 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563/ 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	49039262#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 31, 2022:

United States:	+1-646-982-0473
International:	+61-2-8325-2405
Passcode:	520001867#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, certain noncontrolling interests adjustments for TTP (starting in the first quarter of 2021 for the first time, which included interest income related to convertible bond investment to TTP and is eliminated in consolidation), investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, and (gain)/loss pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome Inc. divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2021	2022
	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues:
Media services	604,824	266,802	42,087
Leads generation services	697,634	708,204	111,716
Online marketplace and others	539,123	496,286	78,287

Total net revenues	1,841,581	1,471,292	232,090

Cost of revenues	(243,123)	(255,017)	(40,228)

Gross profit	1,598,458	1,216,275	191,862

Operating expenses:
Sales and marketing expenses	(682,633)	(592,254)	(93,426)
General and administrative expenses	(128,625)	(136,562)	(21,542)
Product development expenses	(304,551)	(355,247)	(56,039)

Total operating expenses	(1,115,809)	(1,084,063)	(171,007)

Other operating income, net	83,985	109,024	17,199

Operating profit	566,634	241,236	38,054

Interest and investment income, net	129,703	90,768	14,318
Loss from equity method investments, net	(197)	(26,229)	(4,138)

Income before income taxes	696,140	305,775	48,234

Income tax expense	(65,033)	(8,040)	(1,268)

Net income	631,107	297,735	46,966

Net loss attributable to noncontrolling interests	73,182	20,513	3,236

Net income attributable to Autohome Inc.	704,289	318,248	50,202

Accretion of mezzanine equity	(327,073)	(30,876)	(4,871)
Accretion attributable to noncontrolling interests	256,583	20,118	3,174

Net income attributable to ordinary shareholders	633,799	307,490	48,505

Earnings per share for ordinary shares
Basic	1.31	0.61	0.10
Diluted	1.31	0.61	0.10
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	5.24	2.44	0.38
Diluted	5.22	2.44	0.38
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	483,498,580	504,448,800	504,448,800
Diluted	485,207,380	504,709,220	504,709,220

AUTOHOME INC.

RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2021	2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	704,289	318,248	50,202
Plus: income tax expense	65,033	9,381	1,480
Plus: depreciation of property and equipment	50,694	57,228	9,027
Plus: amortization of intangible assets	2,969	10,837	1,709

EBITDA	822,985	395,694	62,418

Plus: share-based compensation expenses	53,837	40,861	6,446

Adjusted EBITDA	876,822	436,555	68,864

Net income attributable to Autohome Inc.	704,289	318,248	50,202
Plus: amortization of intangible assets resulting from business acquisition	1,139	10,722	1,691
Plus: share-based compensation expenses	53,837	40,861	6,446
Plus: investment loss arising from one of financial products[3]	—	54,420	8,585
Plus: loss on equity method investments, net	197	26,229	4,138
Plus: certain noncontrolling interests adjustments for TTP	(24,370)	—	—
Plus: tax effects of the adjustments	(36)	(12,947)	(2,042)

Adjusted net income attributable to Autohome Inc.	735,056	437,533	69,020

Net income attributable to Autohome Inc.	704,289	318,248	50,202
Net margin	38.2%	21.6%	21.6%
Adjusted net income attributable to Autohome Inc.	735,056	437,533	69,020
Adjusted net margin	39.9%	29.7%	29.7%
Non-GAAP earnings per share
Basic	1.52	0.87	0.14
Diluted	1.51	0.87	0.14
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	6.08	3.47	0.55
Diluted	6.06	3.47	0.55
Weighted average shares used to compute non-GAAP earnings per share:
Basic	483,498,580	504,448,800	504,448,800
Diluted	485,207,380	504,709,220	504,709,220

[3]

It represented the loss of an overdue financial product with fair value below its initial investment in the first quarter of 2022, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2021	2022
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	4,236,501	2,786,456	439,553
Restricted Cash	89,855	87,740	13,841
Short-term investments	16,496,267	17,482,251	2,757,757
Accounts receivable, net	2,139,471	1,570,959	247,813
Amounts due from related parties, current	83,376	53,882	8,500
Prepaid expenses and other current assets	280,248	434,998	68,619

Total current assets	23,325,718	22,416,286	3,536,083

Non-current assets
Restricted cash, non-current	5,200	5,200	820
Property and equipment, net	381,496	342,241	53,987
Goodwill and intangible assets, net	4,428,822	4,409,042	695,509
Long-term investments	70,720	444,491	70,117
Deferred tax assets	176,138	176,083	27,776
Amounts due from related parties, non-current	7,529	11,319	1,786
Other non-current assets	133,383	147,434	23,257

Total non-current assets	5,203,288	5,535,810	873,252

Total assets	28,529,006	27,952,096	4,409,335

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,044,597	1,740,108	274,496
Advance from customers	123,370	108,913	17,181
Deferred revenue	1,553,013	1,692,177	266,934
Income tax payable	233,342	150,396	23,724
Amounts due to related parties	31,897	19,697	3,107

Total current liabilities	3,986,219	3,711,291	585,442

Non-current liabilities
Other liabilities	28,619	46,428	7,326
Deferred tax liabilities	576,798	517,389	81,616

Total non-current liabilities	605,417	563,817	88,942

Total liabilities	4,591,636	4,275,108	674,384

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,468,029	1,498,904	236,446

EQUITY
Total Autohome Inc. shareholders’ equity	22,754,419	22,503,791	3,549,886
Noncontrolling interests	(285,078)	(325,707)	(51,381)

Total equity	22,469,341	22,178,084	3,498,505

Total liabilities, mezzanine equity and equity	28,529,006	27,952,096	4,409,335